Exhibit 21.1

Subsidiaries of the Registrant

The following are the subsidiaries of Juma Technology Corp.:

Company Name	State of Incorporation/Organization

AGN Networks, Inc.	Delaware
Juma Acquisition (ATI) Corp.	Delaware
Juma Technology, LLC	New York